CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

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

                                                        Year Ended December 31,
                                        --------------------------------------------------------

                                          1995        1996       1997       1998       1999

                                            Thousands of Dollars Except Ratios


Net Income                                $70,631    $77,393    $38,620    $80,147    $53,980
Add- Extraordinary items net of tax           --         --      24,853       --         --
                                        ----------   --------   --------   --------   --------
Net Income from continuing operations      70,631     77,393     63,473     80,147     53,980

   Taxes based on income                   44,483     47,286     33,922     45,412     30,763
                                        ----------   --------   --------   --------   --------

Net income before income taxes            115,114    124,679     97,395    125,559     84,743
                                        ----------   --------   --------   --------   --------



Add- fixed charges:
   Interest on long term debt              31,168     31,409     32,271     37,260     38,223
   Other interest                             853      4,636      2,875      1,647      3,373
   Amortization of net debt premium,
     discount, expenses and losses          1,703      1,709      1,643      1,132      1,139


                                        ----------   --------   --------   --------   --------
Total fixed charges                        33,724     37,754     36,789     40,039     42,735
                                        ----------   --------   --------   --------   --------

Earnings available for fixed charges      148,838    162,433    134,184    165,598    127,478
                                        ==========   ========   ========   ========   ========

Ratio of earnings to fixed charges           4.41       4.30       3.64       4.13       2.98
                                        ==========   ========   ========   ========   ========


Earnings required for preferred dividends:
   Preferred stock dividends                3,850      3,721      3,715      3,745      3,833
   Adjustment to pre-tax basis              2,425      2,273      1,985      2,122      2,185
                                        ----------   --------   --------   --------   --------
                                            6,275      5,994      5,700      5,867      6,018

Fixed charges plus preferred stock
     dividend requirements                 39,999     43,748     42,489     45,906     48,753
                                        ==========   ========   ========   ========   ========

Ratio of earnings to fixed charges
    plus preferred stock dividend
    requirements                             3.72       3.71       3.15       3.60       2.61
                                        ==========   ========   ========   ========   ========

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